Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 17, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Liz Walsh

Robert Babula

Andrew Blume

Re:	TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.)

Amendment No. 2 to Registration Statement on Form S-1

(SEC file number 333-196345) originally filed on May 29, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 13, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 filed with the SEC on May 29, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comments. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

About TerraForm Power, Inc., page 1

1.	Please provide the basis upon which you relied in targeting a 15% compound annual growth rate in CAFD per unit over the three-year period following completion of this offering, including further details regarding the “estimates and assumptions” that “are beyond [y]our control.”

Beijing     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has added disclosure on pages 3 and 147 of the Prospectus to state the bases upon which the Company relied in targeting a 15% compound annual growth rate in CAFD per unit over the three-year period following completion of this offering, as well as to provide further details regarding the estimates and assumptions that are beyond the Company’s control.

2.	In your chart that depicts the ownership structure, please revise to clarify the nature of and percentage of interest the IDRs represent. As a related matter, the respective voting and economic interests held by you and SunEdison Holdings Corporation in Terra LCC have not been depicted in the chart. Please revise.

Response: In response to the Staff’s comment, the Company has added disclosure to the structure chart on page 18 of the Prospectus, including footnote (2) regarding the IDRs, to clarify that the IDRs represent a variable interest in distributions by Terra LLC and therefore cannot be expressed as a fixed percentage interest. The Company has also added disclosure to the structure chart to depict the respective voting and economic interests held by the Company and SunEdison Holdings Corporation in Terra LLC.

Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and December 31, 2015, page 87

Total Operating Revenue, page 91

3.	Revise your disclosure to explain in further detail how you arrived at your projected revenue estimates. In this regard, your anticipated revenue forecast significantly exceeds your pro forma revenue for the year ended December 31, 2013. Consider expanding your disclosures to include, by contributed project, the anticipated MWh sold to enhance transparency with respect to potential revenues by project. Please also separately quantify expected REC revenues forecasted for the 12 month period ended June 30, 2015 and provide an analysis of how you determined REC revenues for both forecasted periods.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Prospectus to provide further details on how it derived the projected revenue and REC estimates and to describe the anticipated aggregate MWh sold for each period. The Company considered including disclosure regarding anticipated MWh sold by contributed project but concluded that such disclosure would not be material to potential investors. The Company does not believe that variations between the estimated MWh sold and actual MWh sold for any particular project would, when considered in the aggregate with all other projects, materially impact the Company’s estimated aggregate average MWh sold. In addition, the Company has also described the changes in MWh sold during each of the forecast periods compared to the historical periods within its discussion of the forecasted operating revenues. Finally, the Company has quantified the expected incentive revenues as a percentage of total operating revenues forecasted for the 12 month period ended June 30, 2015 and December 31, 2015 compared to the year ended December 31, 2013.

U.S. Securities and Exchange Commission

Cost of Operations, page 91

4.	We note from the historical predecessor and predecessor acquisition columns in your pro forma statement of operations on page 100 that operating costs as a percentage of revenues for the year ended December 31, 2013 were 71% for your predecessor and 60% for the combined predecessor acquisitions. We note that operating costs in your forecasted cash tables, however, represent approximately 48% and 49% of operating revenues Revise your disclosures to explain in further detail how you determined your anticipated cost structure is reasonable for the forecast period. Ensure you adequately address movements in this metric between the historical and forecasted periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of the Prospectus to explain in further detail how the anticipated cost structure is reasonable and that the improvement in the ratio of operating costs to operating revenues is the result of economies of scale due to the nature of the Company’s contributed and acquired projects, which are driving increased operating revenues in the forecast periods and leveraging our existing infrastructure.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2014, page 97

5.	We note from your disclosure on page F-17 that the Stonehenge Operating Projects consists of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24 Limited. Your tables on page 98, 101 and 104, however, reference these acquisitions as West Farm, Langunnett, and Manston. Please prominently disclose that Langunnett represents Boyton Solar Park Limited and West Farm represents KS SPV 24 Limited.

Response: In response to the Staff’s comment, the Company has revised the pro forma tables on pages 100, 103 and 106 of the Prospectus and the project description for Stonehenge Operating on page 160 of the Prospectus to conform with the names utilized in the disclosure in the unaudited interim condensed combined consolidated financial statements and the audited combined consolidated financial statements.

6.	We have read your response to comment 3 of our letter dated May 23, 2014 and reissue our prior comment. We note that several of the entities you acquired historically were not subject to income taxes. Since your pro forma financial statements of operations assume your business combinations were consummated at the beginning of the period, please give pro forma effect to conversion of the historical operations of those entities from a non-taxable basis to a taxable basis. Please clearly disclose how you calculate this adjustment.

Response: In response to the Staff’s comment, the Company has revised the pro forma statements of operations on pages 99 and 102 of the Prospectus to give pro forma effect to conversion of the historical operations of the acquired entities from a non-taxable basis to a taxable basis and has disclosed the basis for calculating the tax adjustment in footnote 5 on pages 101 and 104.

U.S. Securities and Exchange Commission

7.	We note that your pro forma acquisition adjustments resulted in a reduction of property, plant and equipment and depreciation, amortization and accretion expense. We also note from footnote 3 on page 104 that you determined the fair value of the acquired PP&E using the cost approach. Explain to us and revise your disclosure to indicate why you used a cost approach to fair value PP&E and tell us what considerations you gave to employing an income and/or market approach. Further, please explain to us what necessitated the substantial write down of your PP&E. In doing so, tell us why the acquirees had not previously recognized PP&E impairments.

Response: In response to the Staff’s comment, the Company has clarified in footnote (3) on page 103 of this Prospectus the method used to estimate the fair value of PP&E. The Company used a dual approach whereas the assets were primarily estimated based on a cost approach and limited to what is economically supportable as indicated by the income approach.

The PP&E recognized in the acquisitions generally is less than the historical book values of the assets; prices to construct the solar assets have decreased as the technology has improved. This decrease in value of the underling PP&E is offset by an increase in value of the power purchase agreement. Older agreements have electricity rates that generally exceed current market conditions. The combination of these economic factors has maintained overall facility values and caused a change in the recorded assets when recognized at fair value upon acquisition.

The Company has also evaluated the historical accounting for the solar projects acquired in particular circumstances where there was a substantial difference in the PP&E values and historical book value. The evaluation did not identify situations where an impairment loss was necessary. In accordance with ASC 360-10-35-30, the impairment models used to test the property, plant and equipment for impairment were based on estimates of undiscounted cash flows as of the impairment testing date. As these are long-lived assets with remaining lives in excess of 20 years, the difference between the undiscounted cash flows from the assets and the fair value of the assets used in purchase accounting is largely attributed to the discount rate.

8.	We note that you used your estimated combined statutory federal and state tax rate to tax effect the pro forma adjustments. Since your acquisitions include foreign operations located in the United Kingdom, please tell us how you determined the rates used in your interim and annual pro forma statements of operations were appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that all foreign operations, including the U.K. acquisitions, are structured as foreign branches of its U.S. entity and, as a foreign branch, they are disregarded for U.S. tax purposes. Therefore, the Company considered the impact of the U.K. operations, which are taxed in the United Kingdom at a lower rate than the U.S. rate, in its estimated tax rate. Specifically, any tax paid in the U.K. is recovered against taxes paid in the U.S., resulting in a net 35% rate (the higher of the U.S. rate or the U.K. rate). The Company has revised the disclosure on pages 102 and 105 of the Prospectus to include “foreign” within the description.

U.S. Securities and Exchange Commission

9.	Please disclose the exchange rates used to convert the foreign operations of your predecessor acquisitions into US dollars.

Response: In response to the Staff’s comment, the Company has added note (a) to the unaudited pro forma condensed consolidated financial statements on pages 100, 103 and 106 of the Prospectus to disclose the exchange rates used to convert the foreign operations of its predecessor acquisitions into U.S. dollars.

10.	We note that pro forma footnote 4 on page 104 reflects an adjustment to accrued prepaid expenses at the acquisition date. Please tell us and disclose in greater detail the nature of this adjustment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the adjustment referenced in the Staff’s comment primarily related to the elimination of 1603 cash grant awards receivable from the U.S. Treasury for the Company’s acquisition of MA Operating, as these receivables were not acquired. The Company has revised the adjustment referenced in footnote (4) on page 106 of the Prospectus to include the elimination of Mt. Signal’s 1603 cash grant award receivable, as this receivable was not acquired.

11.	Although the description of pro forma footnote 9 on page 104 indicates that the adjustment represents removal of historical deferred financing costs, we note that the amount of the adjustment actually increases deferred financing costs. Please clarify your disclosures accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the adjustment noted in the Staff’s comment was reflected incorrectly in the unaudited pro forma consolidated balance sheet. The Company has revised the unaudited pro forma consolidated balance sheet on page 105 of the Prospectus to properly remove the historical deferred financing costs of its predecessor acquisitions.

12.	We note that the details of the long-term debt pro forma adjustment in footnote 9 on page 105 do not agree to the total long-term debt acquisition adjustment on your pro forma balance sheet. Please revise the footnote to describe all adjustments made to long-term debt.

Response: In response to the Staff’s comment, the Company has revised footnote 9 on page 107 of the Prospectus to describe adjustments made to long-term debt related to the preliminary estimates of fair value

13.	We note from your distribution generation and utility projects disclosures beginning on page 151 that you have entered into operations and maintenance (“O&M”) contracts for several of your newly acquired projects. To the extent material, please give pro forma effect to these O&M contracts or advise us why an adjustment is unnecessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the O&M contracts for the newly acquired projects do not require pro forma adjustments to give effect to the new contracts as the associated costs are reflected within either the historical predecessor or predecessor acquisitions results of operations, such contracts are similar to the new O&M contracts and any differences are not material.

U.S. Securities and Exchange Commission

Note 4. Significant Accounting Policies, page 108

14.	We note the financial statements of certain acquired entities are prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to smaller entities. Please tell us and revise to disclose how you reached the conclusion that no conforming adjustments were necessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it performed a review of the audited financial statements, including the accounting policies, of KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Ltd. These financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, and we determined that there were no discernable differences between the amounts reported under those standards and those that would have been reported in conformity with U.S. GAAP. The Company has revised the disclosure on page 108 of the Prospectus to explain why no conforming adjustments were necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 112

Components of Results of Operations, page 118

15.	Please elaborate upon your discussion of Incentives to provide the reader with an enhanced understanding of how you assess your ability to generate future revenues from RECs. In this regard, your Incentives revenues have historically comprised a significant portion of your total operating revenues; however, it does not appear that you discuss whether you expect this trend to continue and why or why not.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Prospectus to clarify that it expects future incentive revenues from RECs to continue to increase as a result of new acquisitions and completion of projects that are under construction, but that it expects incentive revenues as a percentage of total operating revenues to decrease.

Index to Financial Statements, page F-1

16.	We have read your response to comment 8 of our letter dated May 23, 2014 and have the following comments:

•	We note the combined significance under Rule 3-05 of Regulation S-X of the three related Stonehenge entities. Since the included financial statements of these entities were prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to smaller entities, please tell if you determined significance of the acquired businesses using US GAAP amounts. If not, please provide us with revised significance calculations under US GAAP.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it performed a review of the operations and audited financial statements, including all accounting policies, related to the Stonehenge Operating projects and determined there were no discernable

U.S. Securities and Exchange Commission

differences between the amounts reported under those standards and the amount that would have been reported in conformity with U.S. GAAP. As a result, the Company respectfully advises the Staff that the amounts utilized in the Company’s combined significance under Rule 3-05 of Regulation S-X are consistent with US GAAP.

•	We note your statement on page 96 that the Stonehenge Operating projects have been excluded from your pro forma statements of operations since those projects have not yet commenced and are not material to the historical combined financial statements. As it appears the Stonehenge Operating projects have been included in your pro forma statements of operations and began commercial operation in 2013, please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the statement on page 98 of the Prospectus to exclude the reference to the Stonehenge Operating projects as such projects were operational. In addition, the Company has added a reference to the Marsh Hill asset acquisition, which has not commenced commercial operations and is not material to the historical combined financial statements.

•	We note that Summit Solar recorded pre-tax income during fiscal 2013. Please explain to us the pro forma adjustments applied to this entity when conducting your SAB 80 income significance test.

Response: In response to the Staff’s comment, the Company is providing the Staff with the following table to illustrate the pro forma adjustments applied to this entity for purposes of conducting its SAB 80 income significance test:

Summit Solar

Historical pre-tax income	$3,651
Amortization of PPA intangible	(1,029)
Decrease in depreciation expense to reflect fair value of PP&E	954
Decrease in interest expense to reflect fair value of debt	142
Increase in interest expense related to acquisition financing	(2,881)

Pro forma pre-tax income	$837

U.S. Securities and Exchange Commission

TerraForm Power (Predecessor) Unaudited Condensed Combined Consolidated Financial Statements, page F-11

TerraForm Power (Predecessor) – Note to Unaudited Condensed Combined Consolidated Financial Statements, page F-15

3. Acquisitions, page F-17

17.	Please disclose the purchase price for each of your recent acquisitions.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the notes to its Predecessor’s unaudited condensed combined consolidated financial statements on page F-17 of the Prospectus to reflect the purchase price for each of its recent acquisitions.

Summit Solar – Notes to the Combined Carve-out Financial Statements, page F-144

Note 1 – Basis of presentation and nature of operations, page F-144

18.	We note your Summit Solar financial statements represent the carve-out of entities and solar energy facilities that historically operated as part of Nautilus Solar Energy LLC (“NSE”). Please tell us and disclose how the expenses included in the statements of operations were determined. In doing so, confirm that the statements of operations include all expenses incurred by NSE on Summit Solar’s behalf. If the costs include allocations from NSE, disclose the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable. Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please also disclose, if practicable, an estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if Summit Solar had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that management of Nautilus Solar Energy LLC (“NSE”) specifically identified direct expenses attributable to Summit Solar (the “Group”). These expenses include utilities, operations and maintenance, rent, travel, licenses and registrations, insurance, professional fees, project administration fees (only applicable to the Group), interest, accretion, depreciation and amortization. The statement of operations includes all material expenses incurred by NSE on the Group’s behalf. The expenses do not include allocations from NSE as the Group was determined to incur nominal costs borne by NSE related to general corporate overhead costs. Management of NSE made this determination based on the fact that the solar energy facilities placed in service require nominal ongoing general corporate overhead costs as NSE is primarily involved in the development of new projects and the identification of prospective solar energy facilities to be developed.

U.S. Securities and Exchange Commission

An affiliate of the Group provides administrative and project management services to the Group and earns an annual, non-cumulative fee which is payable only through available cash flow. NSE management determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Group operated as an unaffiliated entity. During the years ended December 31, 2013 and 2012, these project administration fees totaled $0.5 million and $0.9 million, respectively, and are disclosed in Note 8 of the combined carve-out financial statements on page F-178 of the Prospectus. There are other related party transactions, as disclosed in Note 8 of the combined carve-out financial statements, that were eliminated in combination for which management of NSE determined it was not practicable to estimate what the expense would have been if the Group had operated as unaffiliated entities.

NSE management has revised the disclosure in the last paragraph of Note 1 – Basis of presentation on page F-168 of the Prospectus as follows:

Management of NSE specifically identified expenses as being attributable to the Group which includes all material expenses incurred by NSE on the Group’s behalf. The expenses do not include allocations of general corporate overhead expenses from NSE as these costs were determined to be nominal. The costs identified as specifically attributable to the Group are considered to be a reasonable reflection of all costs of doing business by the Group. For the years ended December 31, 2013 and 2012, Funding II incurred a project administration fee in the amount of $504,327 and $888,611, respectively. Management of NSE determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Group operated as an unaffiliated entity. The combined carve-out financial statements included herein may not necessarily represent what the Group’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Group’s results, financial position and cash flows may be in the future.

Note 2 – Summary of significant accounting policies, page F-145

Revenue Recognition, page F-147

SRECs, page F-147

19.	Please revise the revenue recognition accounting policy footnote to disclose if Summit Solar views solar renewable energy certificates as government incentives or outputs. Refer to ASC 235-10-50-3a.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that management of NSE considers solar renewable energy certificates to be government incentives. Management of NSE has revised its revenue recognition accounting policy footnote on page F-170 of the Prospectus to provide the following:

SRECs are accounted for as governmental incentives and are not considered an output of the solar energy facilities. Revenue from the sale of SRECs to third parties is recognized upon the transfer of title and delivery of the SRECs to third parties and is derived from contractual prices set forth in SREC sale agreements or at spot market prices.

U.S. Securities and Exchange Commission

Grants and Rebates, page F-147

20.	We note Summit Solar records deferred revenue upon receipt of government grants and incentives. However, the predecessor, TerraForm Power, reduces the carrying value of the property, plant and equipment for the amount of the construction credits or grants received. After evaluating the accounting policies of these entities, please revise your pro forma presentation to include any necessary conforming adjustments.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while Summit Solar’s accounting policy related to the treatment of the receipt of government incentives and grants as deferred revenue differs from the Company’s policy to reduce the carrying amount of PP&E, there is no additional impact to the pro forma financial statements because the Company has already reflected pro forma adjustments to (i) adjust PP&E and related depreciation expense based on the estimated fair value of the PP&E and (ii) eliminate the deferred revenue included in the Summit Solar historical combined carve-out financial statements.

KS SPV 24 Limited, page F-161

21.	In regards to your filing requirements under Rule 3-05 of Regulation S-X for KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Ltd, please address the following:

•	Tell us how you concluded that United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities is a comprehensive basis of accounting that is appropriate for use in SEC filings. Refer to Item 17(c) of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it performed a review of the audited financial statements, including the accounting policies, of KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Ltd, which were prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, and determined that there were no discernable differences between the amounts reported under these standards and those that would have been reported in conformity with U.S. GAAP. As it relates to KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Ltd, United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities is substantially equivalent to US GAAP.

•

We note the financial statements for these entities were audited in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Please obtain and include revised audit reports that comply with Article 2-02 of

U.S. Securities and Exchange Commission

Regulation S-X. In this regard, audited financial statements that are filed with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it concluded that audits in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board were appropriate for financial statements prepared using local GAAP as allowed by Regulation S-X Rule 4-01(a)(2). Item 8 of Form 20-F requires the annual financial statements to be audited “in accordance with a comprehensive body of auditing standards.” The Company concluded that the International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board are a comprehensive body of auditing standards. The Company considers the audit reports to be in compliance with Rule 2-02 of Regulation S-X as the reports meet the following technical requirements of 2-02(a): (1) the reports are dated; (2) the reports have been manually signed; (3) the reports indicate the city and country where issued; and (4) the reports clearly identify the financial statements covered by the report. In addition, the audit reports include representations of the audits included in the accountants’ reports and clearly state the opinion of the accountants’ in respect to the audited financial statements. While the Company notes the instructions to Item 8.A.2 of Form 20-F clarify that financial statements must be audited in accordance with US GAAS, the Company does not consider these instructions to be applicable to financial statements under Rule 3-05 of Regulation S-X included in this registration statement on Form S-1.

•	Notwithstanding the above, provide reconciliations of the financial statements to US GAAP, or advise why such reconciliations are not required. In this regard, we note the significance of these related businesses in your response to comment 8 of our letter dated May 23, 2014. Please refer to Item 17 of Form 20-F.

Response: The Company respectfully advises the Staff that reconciliations to U.S. GAAP were not included on the basis that there were no discernable differences noted during a review of applicable accounting policies and review of the audited financial statements. Further, the Company has revised its SAB 80 significance calculation to include the acquisition of Mt. Signal, which is deemed to be probable to be completed at the time of this filing, and the revised significance for these three project entities in aggregate is 9.8% for the pre-tax income test, 1.6% for the investment test and 3.9% for the asset test. Based on the revised significance calculation, and the fact that no discernable difference in accounting policies were identified, the Company has concluded that the omission of the disclosures specified by paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of Item 17 of Form 20-F was appropriate.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech
Kevin Lapidus
Sebastian Deschler

TerraForm Power, Inc.